As filed with the Securities and Exchange Commission on September 26, 2013

File No. 333-__________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

SECUREALERT, INC.
(Exact name of registrant as specified in its charter)

Utah	87-0543981
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

______________________

150 West Civic Center Drive, Suite 400
Sandy, Utah 84070
(Address of Principal Executive Offices) (Zip Code)

________________________

Common Stock Purchase Warrants
2012 Equity Incentive Award Plan
2006 Equity Incentive Award Plan
(Full title of the plans)
_________________________

Gordon Jesperson, Esq.
General Counsel and Secretary
c/o SecureAlert, Inc.
150 West Civic Center Drive, Suite 400
Sandy, Utah 84070
(801) 432-5620
(Name, Address and Telephone Number,
Including Area Code, of Agent For Service)
_________________________

With copies to:

Kevin Pinegar, Esq.
Durham Jones & Pinegar, P.C.
111 East Broadway, Suite 900
Salt Lake City, Utah 84111
(801) 415-3000
_________________________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share (the “Common Stock”)	269,681 Shares	$19.30	$5,204,844	$709.94

(1)           This registration statement also relates to such indeterminate number of additional shares of the common stock of SecureAlert, Inc. (the “Common Stock”) as may be necessary to satisfy anti-dilution provisions applicable to the Common Stock Purchase Warrants, or which may otherwise become issuable under such awards, to which this registration statement relates by reason of any stock dividend, stock split, recapitalization or other similar transaction which results in an increase in the number of outstanding shares of Common Stock.

(2)           In accordance with Rules 457(c) and (h) under the Securities Act of 1933, the proposed maximum offering price per share and the maximum aggregate offering price for the shares have been calculated solely for the purpose of determining the amount of the registration fee. This estimate is determined according to the following offering price information:

•	73,340 shares of Common Stock reserved for issuance under the SecureAlert 2012 Equity Incentive Award Plan (the “2012 Plan”), being registered hereunder;

•
15,915 shares of Common Stock reserved for issuance under the SecureAlert 2006 Equity Incentive Award Plan (the “2006 Plan” and collectively with the 2012 Plan and the Warrants described below, the “Award Plans”), being registered hereunder; and

•
180,426 shares of Common Stock reserved for issuance outside either of the Award Plans being registered hereunder  subject to outstanding Stock Purchase Warrants (collectively, the “Warrants”) at indicated exercise prices as follows:  1,000 shares at $60.00 per share; 1,000 shares at $26.00 per share; 51,250 shares at $16.66 per share; 1,125 shares at $15.00 per share; 14,286 shares at $14.70 per share; 47,100 shares at $12.58 per share: and 64,665 shares at $9.00 per share.

Pursuant to Rule 457(c) and (h), for all shares of Common Stock being registered hereunder with an exercise price which cannot be presently determined (60,000 shares), the Proposed Maximum Offering Price Per Share is $19.30 per share of Common Stock, which is based on the average of the high and low prices for the Registrant’s common stock as reported on the over-the-counter market on September 25, 2013.

EXPLANATORY NOTE

This registration statement relates to 209,681 shares of the Common Stock of SecureAlert, Inc. (the “Registrant”) which may be issued pursuant to certain outstanding Common Stock Purchase Warrants granted to officers, directors and employees of the Registrant as indicated on the following table  (the “Warrants”), an additional 60,000 shares of Common Stock of Registrant that may be issued under future awards granted under the Registrant’s 2012 Equity Incentive Award Plan (the “2012 Plan”) and 2006 Equity Incentive Award Plan (the “2006 Plan” and with the 2012 Plan and the Warrants, collectively, the “Award Plans”). The 2012 Plan and the 2006 Plan were approved by the shareholders of the Registrant on December 21, 2011 and July 10, 2006, respectively.  The securities registered under this registration statement (collectively, the “Shares”) are as stated in the following table

Type of Award	Name of Holder	Number of Shares	Grant Date
Warrant	Guy Dubois (Director)	2,385	03/22/2013
Warrant	Guy Dubois (Director)	64,665	04/16/2013
Warrant	Guy Dubois (Director)	4,083	07/01/2013
Warrant	David Boone (Director)	8,943	03/22/2013
Warrant	David Boone Director)	4,083	07/01/2013
Warrant	Rene Klinkhammer (Director)	1,000	01/20/2010
Warrant	Rene Klinkhammer (Director)	8,943	03/22/2013
Warrant	Rene Klinkhammer (Director)	2,040	07/01/2013
Warrant	George Schmitt (Director)	8,943	03/22/2013
Warrant	George Schmitt (Director)	2,040	07/01/2013
Warrant	Winfried Kunz (Director)	8,943	03/22/2013
Warrant	Winfried Kunz (Director)	2,040	07/01/2013
Warrant	Dan Mabey (Director)	8,943	03/22/2013
Warrant	Chad Olsen (Chief Financial Officer)	1,000	01/16/2009
Warrant	Chad Olsen (Chief Financial Officer)	125	03/15/2009
2006 Plan	Chad Olsen (Chief Financial Officer)	3,590	09/30/10
Warrant	Chad Olsen (Chief Financial Officer)	30,000	09/30/2011
Warrant	Bernadette Suckel (Employee)	1,000	01/16/2009
Warrant	Bernadette Suckel (Employee)	18,750	09/30/2011
2006 Plan	Bernadette Suckel (Employee]	3,500	09/30/2010
Warrant	Gordon Jesperson (Secretary and General Counsel)	2,500	09/30/2011
2006 Plan	Bruce Derrick (Employee)	720	09/30/2010
2006 Plan	Jennifer Cooper (Employee)	720	09/30/2010
2006 Plan	John Hastings II (Employee)	720	09/30/2010
2006 Plan	Sharlyn Hodson (Employee)	720	09/30/2010
2006 Plan	Don Griffiths (Employee)	720	09/30/2010
2006 Plan	Derrick Brooks (Employee)	390	09/30/2010
2006 Plan	Travis Dillingham (Employee)	360	09/30/2010
2006 Plan	Kelly Allred (Employee)	360	09/30/2010
2006 Plan	Gary Howell (Employee)	360	09/30/2010
2006 Plan	Leslie Anderson (Employee)	360	09/30/2010
2006 Plan	Ronald Cole (Employee)	360	09/30/2010
2006 Plan	Harry Jones (Employee)	200	09/30/2010
2006 Plan	Rahim Henderson (Employee)	180	09/30/2010
2006 Plan	Sheimya Harris (Employee)	180	09/30/2010
2006 Plan	Amy Magnin (Employee)	180	09/30/2010
2006 Plan	Franchesca Smith (Employee)	180	09/30/2010
2006 Plan	Dietre Trujillo (Employee)	180	09/30/2010
2006 Plan	Chris Oliphant (Employee)	180	09/30/2010
2006 Plan	Jennifer Strieker (Employee)	180	09/30/2010
2006 Plan	Celeste Gregory (Employee)	180	09/30/2010
2006 Plan	Raquel Alvarado (Employee)	105	09/30/2010
2006 Plan	Nathalie Gonzalez (Employee)	105	09/30/2010
2006 Plan	Napoleon Dela Cruz (Employee)	90	09/30/2010

2006 Plan	Jennifer Douglas (Employee)	90	09/30/2010
2006 Plan	Scott Johnson (Employee)	90	09/30/2010
2006 Plan	Suzanne Sutton (Employee)	90	09/30/2010
2006 Plan	Jessica Thomas (Employee)	90	09/30/2010
2006 Plan	Kyle Allred (Employee)	90	09/30/2010
2006 Plan	Angelina Bedolla (Employee)	90	09/30/2010
2006 Plan	Nicholas Garcia (Employee)	90	09/30/2010
2006 Plan	Mohammed Ismaeil (Employee)	90	09/30/2010
2006 Plan	Jo Sibert (Employee)	90	09/30/2010
2006 Plan	Benjamin Sundberg (Employee)	90	09/30/2010
2006 Plan	Alvaro Barillas (Employee)	75	09/30/2010
2006 Plan	Christy Allred (Employee)	60	09/30/2010
2006 Plan	Christine Magoon (Employee)	60	09/30/2010
2012 Plan	Derrick Brooks (Employee)	750	09/30/2011
2012 Plan	Jennifer Cooper (Employee)	750	09/30/2011
2012 Plan	Bruce Derrick (Employee)	750	09/30/2011
2012 Plan	Sharlyn Hodson (Employee)	750	09/30/2011
2012 Plan	Harry Jones (Employee)	525	09/30/2011
2012 Plan	Leslie Anderson (Employee)	500	09/30/2011
2012 Plan	Don Griffiths (Employee)	500	09/30/2011
2012 Plan	John Hastings II (Employee)	500	09/30/2011
2012 Plan	Armando Quinones (Employee)	450	09/30/2011
2012 Plan	Nicholas Garcia (Employee)	450	09/30/2011
2012 Plan	Jennifer Strieker (Employee)	450	09/30/2011
2012 Plan	Christopher Voros (Employee)	375	09/30/2011
2012 Plan	Angelina Bedolla (Employee)	300	09/30/2011
2012 Plan	Ronald Cole (Employee)	300	09/30/2011
2012 Plan	Mohammed Ismaeil (Employee)	300	09/30/2011
2012 Plan	Paul Oliphant (Employee)	300	09/30/2011
2012 Plan	Willard Lucas (Employee)	240	09/30/2011
2012 Plan	Jason Scott (Employee)	225	09/30/2011
2012 Plan	Christy Allred (Employee)	200	09/30/2011
2012 Plan	Raquel Alvarado (Employee)	200	09/30/2011
2012 Plan	Travis Dillingham (Employee)	200	09/30/2011
2012 Plan	Nathalie Gonzalez (Employee)	200	09/30/2011
2012 Plan	Celeste Gregory (Employee)	200	09/30/2011
2012 Plan	Sheimyae Harris (Employee)	200	09/30/2011
2012 Plan	Gary Howell (Employee)	200	09/30/2011
2012 Plan	Amy Magnin (Employee)	200	09/30/2011
2012 Plan	Franchesca Smith (Employee)	200	09/30/2011
2012 Plan	Dietre Trujillo (Employee)	200	09/30/2011
2012 Plan	Rahim Henderson (Employee)	175	09/30/2011
2012 Plan	Rhonda Driscoll (Employee)	150	09/30/2011
2012 Plan	Jesenia Velez (Employee)	150	09/30/2011
2012 Plan	James Jones (Employee)	150	09/30/2011
2012 Plan	Jo Sibert (Employee)	150	09/30/2011
2012 Plan	Benjamin Sundberg (Employee)	150	09/30/2011
2012 Plan	Kyle Allred (Employee)	120	09/30/2011
2012 Plan	Ashraf Sadiq (Employee)	100	09/30/2011
2012 Plan	Jonathan Allen (Employee)	95	09/30/2011
2012 Plan	Kelly Allred (Employee)	95	09/30/2011
2012 Plan	Amanda Ashton (Employee)	95	09/30/2011
2012 Plan	Alvaro Barillas (Employee)	95	09/30/2011
2012 Plan	Napoleon Dela Cruz (Employee)	95	09/30/2011
2012 Plan	Jennifer Douglas (Employee)	95	09/30/2011
2012 Plan	Amanda Johnson (Employee)	95	09/30/2011
2012 Plan	Scott Johnson (Employee)	95	09/30/2011
2012 Plan	Christine Magoon (Employee)	95	09/30/2011

2012 Plan	Chandler Orlandi (Employee)	95	09/30/2011
2012 Plan	Kristina Silvaz (Employee)	95	09/30/2011
2012 Plan	Suzanne Sutton (Employee)	95	09/30/2011
2012 Plan	Jessica Thomas (Employee)	95	09/30/2011
2012 Plan	Kameron Tuckett (Employee)	95	09/30/2011
2012 Plan	Robert Delgado (Employee)	90	09/30/2011
2012 Plan	Ahmad Henderson (Employee)	90	09/30/2011
2012 Plan	Steven Holman (Employee)	90	09/30/2011
2012 Plan	Joel Moeller (Employee)	90	09/30/2011
2012 Plan	Reed Guthrie (Employee)	90	09/30/2011
Future Awards under the 2012 Plan	Eligible Participants under the 2012 Plan	60,000	12/21/2011

Total		269,681

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

The documents containing the information specified in Part I of Form S-8 will be sent or given to directors, officers, employees and consultants as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”).  Such documents are not being filed with the Securities and Exchange Commission (the “SEC”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act.  Such documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Documents by Reference.

The following documents filed by the Registrant with the Securities and Exchange Commission (the “Commission”) are incorporated by reference herein and shall be deemed as part hereof:

(a)	The Registrant’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012;

(b)	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2012;

(c)	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013;
(d)	The Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013;
(e)

The Registrant’s Current Reports on Form 8-K, as filed with the Commission on October 30, 2012, November 27, 2012, December 6, 2012, December 7, 2012, February 7, 2013, February 19, 2013, March 1, 2013, and September 24, 2013 (excluding Items and Exhibits of such Reports not deemed to be “filed” under Regulation S-K); and

(f)
The description of the Company’s Common Stock contained in the Company’s Registration Statement filed under the Exchange Act on Form 10SB/A, dated December 19, 1997, and any amendment or report filed for the purpose of further updating such description.

All documents filed with the Commission by the Registrant after the date of this registration statement pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and prior to the filing of a post-effective amendment that indicates that all shares of Common Stock offered hereunder have been sold, or that deregisters all shares of Common Stock remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents.

Item 4.  Description of Securities.

Not applicable.

Item 5.  Interests of Named Experts and Counsel.

Not applicable.

Item 6.  Indemnification of Directors and Officers.

Section 16-10a-902 of the Utah Revised Business Corporation Act (the “Revised Act”) provides that a corporation may indemnify any individual who was, is, or is threatened to be made a named defendant or respondent (a “Party”) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (a “Proceeding”), because he or she is or was a director of the corporation or, while a director of the corporation, is or was serving at its request as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation or other person or of an employee benefit plan (an “Indemnifiable Director”), against any obligation incurred with respect to a Proceeding, including any judgment, settlement, penalty, fine or reasonable expenses (including attorneys' fees), incurred in the Proceeding, if his or her conduct was in good faith, he or she reasonably believed that his or her conduct was in, or not opposed to, the best interests of the corporation, and, in the case of any criminal Proceeding, had no reasonable cause to believe such conduct was unlawful; provided, however, that pursuant to Subsections 902(4)-(5): (i) indemnification under Section 902 in connection with a Proceeding by or in the right of the corporation is limited to payment of reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding and (ii) the corporation may not indemnify an Indemnifiable Director in connection with a Proceeding by or in the right of the corporation in which the Indemnifiable Director was adjudged liable to the corporation, or in connection with any other Proceeding charging that the Indemnifiable Director derived an improper personal benefit, whether or not involving action in his or her official capacity, in which Proceeding he or she was adjudged liable on the basis that he or she derived an improper personal benefit.

Section 16-10a-903 of the Revised Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify an Indemnifiable Director who was successful, on the merits or otherwise, in the defense of any Proceeding, or in the defense of any claim, issue or matter in the Proceeding, to which he or she was a Party because he or she is or was an Indemnifiable Director of the corporation, against reasonable expenses (including attorneys' fees) incurred in connection with the Proceeding or claim with respect to which he or she has been successful.

In addition to the indemnification provided by Sections 902 and 903, Section 16-10a-905 of the Revised Act provides that, unless otherwise limited by a corporation's articles of incorporation, an Indemnifiable Director may apply for indemnification to the court conducting the Proceeding or to another court of competent jurisdiction.

Section 16-10a-904 of the Revised Act provides that a corporation may pay for or reimburse the reasonable expenses (including attorneys' fees) incurred by an Indemnifiable Director who is a Party to a Proceeding in advance of the final disposition of the Proceeding upon the satisfaction of certain conditions.

Section 16-10a-907 of the Revised Act provides that, unless a corporation's articles of incorporation provide otherwise, (i) an officer of the corporation is entitled to mandatory indemnification under Section 903 and is entitled to apply for court-ordered indemnification under Section 905, in each case to the same extent as an Indemnifiable Director, (ii) the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as an Indemnifiable Director, and (iii) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not an Indemnifiable Director to a greater extent than the right of indemnification granted to an Indemnifiable Director, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors or contract.

Section 16-10a-908 of the Revised Act provides that a corporation may purchase and maintain liability insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation or who, while serving as a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another foreign or domestic corporation or other person, or of an employee benefit plan, against liability asserted against or incurred by the individual in that capacity or arising from his or her status as such, whether or not the corporation would have the power to indemnify him or her against the same liability under Section 902, 903, or 907 of the Revised Act.

Section 16-10a-909 of the Revised Act provides that a provision treating a corporation's indemnification of or advance for expenses to, Indemnifiable Directors that is contained in its articles of incorporation or bylaws, in a resolution of its stockholders or board of directors or in a contract, except an insurance policy, or otherwise, is valid only if and to the extent the provision is not inconsistent with Sections 901 through 909 of the Revised Act. If the articles of incorporation limit indemnification or advancement of expenses, indemnification and advancement of expenses are valid only to the extent not inconsistent with the articles.

Our articles of incorporation provide that we shall indemnify any person who is or was a director, officer, employee or agent of our company, or who was serving at our request as a director, officer, employee of agent of another entity, trust or plan to the fullest extent permitted by the Revised Act. Our bylaws also include mandatory indemnification provisions with respect of our officers and directors and discretionary indemnification provisions with respect to employees and agents, each subject to limitations generally reflecting the limitations on indemnification set forth in the Revised Act.

Our bylaws provide that we may purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her or incurred by him or her in such capacity or arising out of his or her status in such capacity, whether or not we would have the power to indemnify him or her against such liability under the indemnification provisions of the bylaws or the laws of the State of Utah, as the same are amended or modified. We maintain insurance from commercial carriers against certain liabilities that may be incurred by our directors and officers.

Indemnification may be granted pursuant to any other agreement, bylaw or vote of stockholders or directors. The foregoing description is necessarily general and does not describe all details regarding the indemnification of our officers, directors or controlling persons.

Item 7.  Exemption From Registration Claimed.

Not applicable.

Item 8.  Exhibits.

See the Exhibit Index immediately following the signature pages, which is incorporated herein by reference.

Item 9.  Undertakings.

(a)  The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, SecureAlert, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sandy, Utah, on this 26th day of September 2013.

SECUREALERT, INC
By: /s/ Chad D. Olsen
Chad D. Olsen Chief Financial Officer

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned officers and directors of SecureAlert, Inc., hereby severally constitute and appoint Guy Dubois, Chad Olsen and Gordon Jesperson and each of them singly, our true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicated below, any amendments to this registration statement on Form S-8 (including any post-effective amendments thereto), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all things in our names and on our behalf in our capacities as officers and directors to enable SecureAlert, Inc., to comply with the provisions of the Securities Act of 1933, as amended, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Guy Dubois Guy Dubois	Director, Member of Executive Committee (Principal Executive Officer)	September 26, 2013
/s/ David S. Boone David S. Boone	Director, Member of Executive Committee	September 26, 2013

/s/ Chad D. Olsen Chad D. Olsen	Chief Financial Officer and (Principal Financial Officer and Principal Accounting Officer)	September 26, 2013
/s/ Rene Klinkhammer Rene Klinkhammer	Director	September 26, 2013
/s/ Winfried Kunz Winfried Kunz	Director	September 26, 2013
/s/ Dan Mabey Dan Mabey	Director	September 26, 2013
/s/ George F. Schmitt George F. Schmitt	Director	September 26, 2013

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4.1	Amended Articles of Incorporation of SecureAlert, Inc., is incorporated herein by reference to Exhibit 3.1 to Registrant’s Form 10-Q filed with the Commission on August 14, 2013.
4.2	Amended and Restated By-Laws of SecureAlert, Inc., is incorporated herein by reference to Exhibit 3(iii) to Registrant’s Form 10-Q filed with the Commission on February 16, 2010.
10.1	Form of Common Stock Purchase Warrant Awards (filed herewith)
5.1	Opinion of Durham Jones & Pinegar, P.C. (filed herewith).
23.1	Consent of Hansen Barnett & Maxwell LLP (filed herewith).
23.2	Consent of Durham Jones & Pinegar, P.C. (included in opinion filed as Exhibit 5.1).
24.1	Power of Attorney (included as part of the signature pages to this registration statement).